SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AnPac Bio-Medical Science Co., Ltd.
(Name of Issuer)

Class A Ordinary Shares Class B Ordinary Shares
(Title of Class of Securities)

Class A Ordinary Shares: G0393E107 Class B Ordinary Shares: N/A
(CUSIP Number)

February 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0393E107	13D/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON CRS Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,961 shares of Class A Ordinary Shares (1) (2) 2,173,900 shares of Class B Ordinary Shares (1) (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,961 shares of Class A Ordinary Shares (1) 2,173,900 shares of Class B Ordinary Shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,961 shares of Class A Ordinary Shares (1) (2) 2,173,900 shares of Class B Ordinary Shares (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.69% of Class A Ordinary Shares (3) 78.39% of Class B Ordinary Shares (3)
14.	TYPE OF REPORTING PERSON CO

(1) Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2) CRS Holdings Inc. is owned by Chris Chang Yu and holds 2,173,900 Class B ordinary shares. 365,961 Class A ordinary shares may be issuable upon exercise of options held by the spouse of Chris Chang Yu. Chris Chang Yu is deemed to hold shared voting and dispositive power over shares held by CRS Holdings Inc.

 (3) The calculations in the table below are based on 16,341,494 ordinary shares (including 13,568,394 Class A ordinary shares and 2,773,100 Class B ordinary shares) outstanding as of February 14, 2022.

CUSIP Number: G0393E 107

1	NAME OF REPORTING PERSON

Chris Chang Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

		0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY OWNED BY		365,961 shares of Class A Ordinary Shares (1) (2) 2,173,900 shares of Class B Ordinary Shares (1) (2)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		0

	10	SHARED DISPOSITIVE POWER

		365,961 shares of Class A Ordinary Shares (1) 2,173,900 shares of Class B Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,961 shares of Class A Ordinary Shares (1) (2) 2,173,900 shares of Class B Ordinary Shares (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.69% of Class A Ordinary Shares (3) 78.39% of Class B Ordinary Shares (3)
14	TYPE OF REPORTING PERSON

CO

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	CRS Holdings Inc. is owned by Chris Chang Yu and holds 2,173,900 Class B ordinary shares. 365,961 Class A ordinary shares may be issuable upon exercise of options held by the spouse of Chris Chang Yu. Chris Chang Yu is deemed to hold shared voting and dispositive power over shares held by CRS Holdings Inc.

(3)	The calculations in the table below are based on 16,341,494 ordinary shares (including 13,568,394 Class A ordinary shares and 2,773,100 Class B ordinary shares) outstanding as of February 14, 2022.

Item 1.                  Security and Issuer.

This Schedule 13D relates to Class A ordinary share and Class B ordinary share, par value $0.01 per ordinary share of AnPac Bio-Medical Science Co., Ltd., a British Virgin Islands exempted company whose principal executive office is located at 801 Bixing Street, Bihu County Lishui, Zhejiang Province 323006, People’s Republic of China.

Item 2.                   Identity and Background.

(a)          This Schedule 13D is filed by CRS Holdings Inc, which is controlled and owned by the Issuer’s CEO and Chairman Chris Chang Yu.

(b)          CRS’s office is located at 801 Bixing Street, Bihu County Lishui, Zhejiang Province 323006, People’s Republic of China.

(c)          Mr. Chang Yu is the owner of CRS Holdings Inc.

(d)          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Chris Chang Yu is a citizen of United States of America (USA).

Item 3.                  Source and Amount of Funds or Other Consideration.

Chris Chang Yu owns no shares directly but Chris Chang Yu may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares beneficially held by CRS Holdings Inc. Chris Chang Yu received most of the shares as consideration for services rendered as founder, a portion of the shares as cash investment, and a portion of the shares as debt offset. Shares were also acquired through private sale.

Item 4.                  Purpose of the Transaction.

Mr. Yu and CRS Holdings Inc acquired most of the shares as consideration for services rendered as founder and investment positions in the Issuer, as well as the debt offset.

Except as provided herein, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the common stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

 (a)       The aggregate number and percentage of shares of the Issuer’s ordinary shars to which this Schedule 13D relates is 2,173,900 Class B ordinary shares held by CRS Holdings Inc., which is owned and controlled by Chris Chang Yu and (ii) 365,961 Class A ordinary shares issuable upon exercise of options held by the spouse of Chris Chang Yu. The Reporting Person holds 2.95% and 78.39% of the Issuer’s outstanding Class A and Class B ordinary shares, respectively.

(b)        The Reporting Person holds sole power to dispose of the Shares.

(c)        Other than the transaction described herein there has been no other transactions concerning the ordinary shares of the Issuer effected during the past sixty (60) days.

(d)        No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)        Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2022

CRS Holdings Inc.

By:	/s/ Chris Chang Yu
Chris Chang Yu

Chris Chang Yu

By:	/s/ Chris Chang Yu
Chris Chang Yu